CONFIDENTIAL TREATMENT REQUESTED BY CIRCLE INTERNET GROUP, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

+1 212 450 4000 davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

February 13, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sandra Hunter Berkheimer

     David Lin

     Mark Brunhofer

     Michelle Miller

Re:  Circle Internet Group, Inc.

    Amendment No. 3 to Draft Registration Statement on Form S-1

    CIK No. 0001876042

Ladies and Gentlemen:

On behalf of our client, Circle Internet Group, Inc. (the “Company” or “Circle”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 submitted on December 3, 2024 (the “Draft Registration Statement”) contained in the Staff’s letter, dated January 14, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”) together with this response letter. The Amended Draft Registration Statement also contains certain additional updates and revisions.

The Company is seeking confidential treatment for the Amended Draft Registration Statement, until publicly filed by the Company, and this letter pursuant to Rule 83 of the Commission.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Draft Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form S-1

General

1.	We continue to consider your responses to comments 3 through 7 from our letter dated July 2, 2024 and may have further comments.

Response: The Company acknowledges the Staff’s comment.

2.

In your comment letter responses 40, 42, and 43 in your letter dated August 6, 2024, you stated that you would enhance certain disclosures in future amendments. Based on review of the latest amendment, we are unable to find the enhanced disclosures. Please confirm that you will revise your disclosures in future amendments or tell us where these disclosures are currently located.

Response: The Company has enhanced the disclosure in the Amended Draft Registration Statement as noted in the Company’s prior response letter dated August 6, 2024.

Risk factors

We are and may continue to be subject to litigation..., page 48

CONFIDENTIAL TREATMENT REQUESTED BY CIRCLE INTERNET GROUP, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Division of Corporation Finance U.S. Securities and Exchange Commission

3.	We note your response and revisions to prior comment 10. Please address the following points in your next amendment or response letter, as applicable:

•

We note your disclosure that you removed the FT Partners lawsuit from the Supreme Court of the State of New York to a federal court. Please revise to specifically name the federal court where the matter is currently pending.

•	As previously requested, please revise to provide more specific, quantitative, disclosure regarding the relief sought, to the extent applicable. Refer to Item 103 of Regulation S-K.

Alternatively, please provide a more detailed analysis supporting your belief that the dispute with FT Partners is not a material pending legal proceeding as contemplated by Item 103 of Regulation S-K, as your response indicates.

Response: The Company respectfully advises the Staff that in assessing the materiality of the FT Partners lawsuit, the Company reviewed Item 103 of Regulation S-K (requiring disclosure of material pending legal proceedings), and Rule 405 of the Securities Act, which provides that a matter is material if there is a substantial likelihood that a reasonable investor would attach importance to the matter in determining whether to purchase the security registered. The Company considered the probability of loss and the anticipated amount of potential loss in light of the totality of the Company’s activities. Specifically, the Company considered factors such as the nature and substance of the claims, the procedural posture and stage of the litigation, the strength of defenses available to the Company, advice of litigation counsel, outcomes of similar cases, relevant precedents, the Company’s intent to vigorously defend itself against the lawsuit, and the possibility of settlement. Based on these factors, the Company believes that the probability that it would be found liable for damages claimed by FT Partners is low, given the early stage of the litigation and what the Company perceives as strong defenses. In addition, the Company believes the potential magnitude of damages, if the Company were found liable, is also low. Even if the court were to find the Company did not properly terminate the engagement letters and is liable to pay FT Partners fees associated with the specified capital raises, the total damages would not exceed the threshold for disclosure of material pending legal proceedings under Item 103(b) of Regulation S-K—10% of the Company’s current assets as of the date of the latest balance sheet included in the Amended Draft Registration Statement (without taking into account any assets segregated for the benefit of stablecoin holders). As a result, the Company concluded that the FT Partners litigation is not material and disclosure is not required under Item 103 of Regulation S-K.

Although the Company does not currently believe that the FT Partners lawsuit is a material pending legal proceeding required to be disclosed pursuant to Item 103 of Regulation S-K, in the interest of providing additional transparency to potential investors, the Company has revised the disclosure on page 48 of the Amended Draft Registration Statement to provide the name of the federal court where the matter is currently pending and the amount of proceeds the Company received in the transactions specified in FT Partners’ lawsuit. The Company respectfully advises the Staff that FT Partners’ complaint does not include an exact amount of damages sought; therefore, the Company has instead disclosed the fee arrangement under the engagement letters subject to the lawsuit and the amount of proceeds received by the Company in the relevant transactions.

Management’s discussion and analysis of financial condition and results of operations

Collaboration Agreement with Coinbase and the Centre Acquisition, page 90

4.

We note that in August 2023, in connection with your entry into the Collaboration Agreement, you acquired the remaining outstanding 50% equity interest in Centre Consortium LLC from Coinbase. Please supplementally provide us with any agreement related to your acquisition of such equity interests, including any exhibits and attachments thereto.

Response: The Company has supplementally provided the requested documents to the Staff.

CONFIDENTIAL TREATMENT REQUESTED BY CIRCLE INTERNET GROUP, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Division of Corporation Finance U.S. Securities and Exchange Commission

Business

Reserve management standard, page 131

5.

We note your added disclosure that your reserve management standard limits the types of assets that may be included in EURC reserves to certain assets, including “(i) cash deposits at global banks, (ii) tri-party reverse repurchase agreements on an overnight basis fully collateralized by eligible assets with requisite margins....” Please revise your disclosure in the above-referenced romanette (ii) to clarify the nature of the “eligible assets with requisite margins” that you reference.

Response: The Company has revised the disclosure on page 135 of the Amended Draft Registration Statement to clarify the types of assets that may be included in the Company’s EURC reserves. The Company advises the Staff that all EURC reserves are currently held in cash only. The list of assets referenced in the Company’s reserve management standard intends to capture potential assets that may be included in the EURC reserves in the future, which is designed to be comparable to the Company’s USDC reserves and comply with requirements set forth under MiCAR.

Note to Consolidated Financial Statements

Note 2: Summary of significant accounting policies

Assets segregated for the benefit of stablecoin holders, page F-11

6.

We note your response to prior comment 17 and object to the Company’s conclusion that its investment in the Circle Reserve Fund is not an equity method investment under ASC Topic 323. As a result, please revise your accounting and disclosure to apply the equity method to your investments in this Fund for each period presented in your submission. Please also tell us whether there are any updates to your consideration for the need to provide financial statements for the Fund under Rule 3-09 of Regulation S-X as originally included as part of your response to comment 41 in our letter dated July 2, 2024.

Response: The Company acknowledges the Staff’s comment, and has provided the following analysis, supplementing and restating the Company’s response letter submitted on January 27, 2025.

The Company has accepted the Staff’s view that the Company’s investment in the Circle Reserve Fund (the “Fund”) is an equity method investment under ASC Topic 323. Further, the Company has elected to account for this investment by applying the fair value option under ASC Topic 825, which allows an investor to elect the fair value option for recognized financial assets. Under ASC 825-10-15-4, equity method investments are included in such assets because they represent an ownership interest. The Company will continue to measure its shares in the Fund based on their net asset value (“NAV”). The Amended Draft Registration Statement includes revised financial statements reflecting this position.

The Company maintains that the Fund qualifies as a cash equivalent under ASC 230-10-20 for the following reasons:

1.	Readily Convertible to Cash: The Fund’s shares can be easily converted into known amounts of cash and are redeemable on demand.

2.

Minimal Risk of Value Changes: As a government money market fund under Rule 2a-7, it is subject to strict liquidity and investment guidelines, which significantly reduce the risk of value fluctuations due to changes in interest rates.

The Fund’s liquidity profile and the nature of its underlying investments further support its classification as a cash equivalent. From a liquidity perspective, it is a money market fund, redeemable on demand at NAV. Money market funds are explicitly listed as examples of cash equivalents in the ASC Master Glossary. From a maturity standpoint, the Fund primarily holds cash, U.S. Treasury securities maturing in three months or less, and overnight reverse repurchase agreements collateralized by U.S. Treasury securities, all of which align with cash equivalent criteria, comply with applicable regulatory requirements and supervisory guidance for stablecoin reserves and are consistent with our reserve management standard.

CONFIDENTIAL TREATMENT REQUESTED BY CIRCLE INTERNET GROUP, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Division of Corporation Finance U.S. Securities and Exchange Commission

In assessing whether the shares meet the definition of a cash equivalent, the Company considered both individual shares and the aggregate shares it holds. The Fund operates like any Rule 2a-7 fund. Each individual share is redeemable immediately at the Fund’s NAV. If the Company were to redeem all of its shares at once, they would be redeemable at NAV plus or minus an insignificant amount due to minor interest rate differentials on the underlying investments. The Fund has the right, as is the case for any Rule 2a-7 fund, to hold redemptions up to 7 days, to facilitate an orderly winddown. However, as the Company is the Fund’s sole shareholder, the Fund is not expected to delay redemptions any longer than is needed. As a fiduciary for the Company, as its sole shareholder, the Fund would look to maintain stable NAV, and return cash or the underlying securities to prevent any loss. Any in-kind redemption would be in the U.S. Treasury securities and other instruments owned by the Fund, all of which meet the definition of a cash equivalent. Upon full redemption of the Company’s shares in the Fund, the Fund would not automatically terminate. Based on these considerations, the Company’s shares in the Fund meet the definition of a cash equivalent, regardless of whether the unit of account is the individual share basis or in aggregate.

ASC Topic 825 does not establish requirements for recognizing and measuring dividend income; therefore, the Company continues to recognize dividend income as declared by the Fund in Reserve income in the Consolidated Statements of Operations. As such, the revisions had no effect on the consolidated financial statements except for the incremental disclosures required by ASC Topic 825 included in footnotes to the Consolidated Financial Statements.

The Company has also complied with Rule 3-09 of Regulation S-X in accordance with the SEC’s Financial Reporting Manual Sections 2400 and 2435, and provided separate audited annual financial statements of the Fund and disclosed summarized financial information in accordance with the requirements under ASC 825-10-50 in its Amended Draft Registration Statement.

7.

We note your response to prior comment 18. Please tell us how you account for USDC to pay other operating expenses, including how such activity is presented in the cash flow statement(s) and the amount of such payments in the periods presented.

Response: The Company respectfully advises the Staff that it recognizes operating expenses as incurred regardless of whether such operating expenses will be settled in fiat currency or corporate-held USDC, which are presented as cash and cash equivalents segregated for corporate held stablecoins on the balance sheets. When the Company settles operating expenses in corporate-held USDC, the payments are presented in the cash flow statements in the same manner as if such payments were settled in cash as noted in response to comment 18 in our letter dated December 3, 2024. The Company supplementally provides that the amount of payments in corporate-held USDC for operating activities (other than payments made to Coinbase) for the years ended December 31, 2023 and 2022, for other USDC distribution and incentive payments presented as Distribution, transaction and other costs were $57.6 million and $20.8 million, respectively. Furthermore, amounts paid classified as Operating expenses, primarily Marketing expenses, were $3.9 million and $0.7 million for the years ended December 31, 2023 and 2022, respectively.

* * *

Please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com or Daniel P. Gibbons at (212) 450-3222 or dan.gibbons@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours, /s/ Richard D. Truesdell, Jr. CC: Jeremy Allaire Heath Tarbert Sarah K. Wilson Circle Internet Group, Inc.

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